

September 11, 2013

<u>Via Email</u>
Walter Scheller III
Chief Executive Officer
Walter Energy, Inc.
3000 Riverchase Galleria, Suite 1700
Birmingham, Alabama 35244

> **Re: Walter Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 22, 2013**
> **File No. 333-190779**
> **Form 10-Q for the Fiscal Quarter Ended**
> **June 30, 2013**
> **Filed August 7, 2013**
> **File No. 001-13711**

Dear Mr. Scheller:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

<u>General</u>

1. Please resolve the comments below on your Form 10-Q for the period ended June 30, 2013 prior to requesting acceleration.

Form 10-Q for the Fiscal Quarter ended June 30, 2013

Financial Statements

Note 1—Basis of Presentation, page 6

2. We note you began to classify certain indirect administrative costs as cost of sales as opposed to selling, general and administrative costs during the first quarter of 2013. Please address the following points:

   • Tell us the nature and the amount of selling, general and administrative costs that were re-allocated to cost of sales (and to inventory, if applicable) during the interim periods ended March 31, 2013 and June 30, 2013.
   • Provide the amount of selling, general and administrative costs that would have been reclassified to cost of sales (or to inventory, if applicable) for each of fiscal years 2010, 2011, and 2012 if you had applied the reclassification on a retrospective basis.
   • Provide a detailed explanation of the basis for the change in classifying the indirect costs as cost of sales (or inventory, if applicable) and cite the supporting accounting literature for these reclassifications.
   • Explain to us why this change in accounting treatment of indirect administrative costs as cost of sales (or inventory, if applicable) is not considered a change in accounting principle which requires retrospective application of the new accounting principle to all prior periods. Explain also why a preferability letter from Ernst and Young LLP supporting the change was not provided. Refer to FASB ASC 250-10-45-5 and Rule 10-01(b)(6) of Regulation S-X.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Liquidity and Capital Resources, page 53

3. We note the discussion of the July 23, 2013 amendments to your 2011 Credit Agreement modifying and suspending certain covenants and adding additional ones. In future filings, please disclose material covenants in narrative and quantitative terms and address, in quantitative terms, the degree to which you complied with the covenant over, or at the end of, the applicable period. Please also consider showing the specific computations used to arrive at the actual metrics with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of SEC Interpretative Release No. 33-8350 (Dec. 19, 2003). Please provide us with proposed draft disclosure for inclusion in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

Cc: Rise Norman
        Simpson Thatcher & Bartlett LLP